Exhibit 99.6

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

March 11, 2021

Boards of Directors/Trustees

PB Bankshares, Inc.

Prosper Bank

185 East Lincoln Highway

Coatesville, Pennsylvania 19320

Re:	Plan of Conversion
PB Bankshares, Inc.
Prosper Bank

Members of the Boards of Directors/Trustees:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Trustees of Prosper Bank, a Pennsylvania-chartered mutual savings bank (“Prosper Bank”). The Plan provides for the conversion of Prosper Bank from the mutual form of organization to the stock form of organization, as the wholly-owned subsidiary of PB Bankshares, Inc., a Maryland stock corporation (“PB Bankshares”) which will sell shares of common stock to the public in an initial public stock offering. When the conversion and related stock offering are completed, all of the capital stock of Prosper Bank will be owned by PB Bankshares, and all of the common stock of PB Bankshares will be owned by stockholders.

We understand that in accordance with the Plan, Eligible Account Holders and Supplemental Eligible Account Holders will receive rights in a liquidation account maintained by Prosper Bank representing the amount equal to the total equity of Prosper Bank as of the date of its latest balance sheet contained in the prospectus of PB Bankshares. The Bank shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposit accounts in Prosper Bank in relation to such persons’ deposit account balance at the Eligibility Record Date or Supplemental Eligibility Record Date, as applicable, or to such balance as may subsequently be reduced. The liquidation account is designed to provide payments to depositors of their liquidation interests in the unlikely event of a solvent liquidation of Prosper Bank, following payment of all claims of creditors, including those of depositors. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor.

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Prosper Bank and these are substantially the same liquidation rights that would exist in the absence of the conversion, we are of the belief that: the benefit provided by the Prosper Bank liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders does not have any economic value at the time of the transactions contemplated in the second paragraph above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.

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